UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.

(Name of Subject Company)

ICOSAVAX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number of Class of Securities)

Adam K. Simpson

President and Chief Executive Officer

Icosavax, Inc.

1930 Boren Ave., Suite 1000

Seattle, Washington 98101

(206) 737-0085

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Icosavax, Inc., a Delaware corporation (“Icosavax” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023, relating to the tender offer (the “Offer”) by Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), a wholly owned subsidiary of AstraZeneca plc, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share representing the right to receive a contingent payment of up to $5.00, in cash, subject to any applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

The ninth paragraph under the heading entitled “Item 2. Identity and Background of Filing Person – Tender Offer” on page 3 of the Schedule 14D-9 is deleted and replaced with the following paragraph:

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; CVR Agreement — Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time of the Offer is one minute after 11:59 p.m., New York City time, on February 16 ~~January 26~~, 2024, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase. The depository for the Offer has advised Parent that, as of 5:00 p.m. Eastern time on January 18, 2024, approximately 9,274,277 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 18.3% of the outstanding Shares as of such date and time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 48 of the Schedule 14D-9 and replacing them with the following paragraphs:

Between January 2 and January 11, 2024, four complaints were filed against the Company and its directors by putative stockholders of the Company: two were filed in the United States District Court for the Southern District of New York, Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No. 1:24-cv-00160, one complaint was filed in the United States District Court District of Delaware, Anthony Malone v. Icosavax, Inc., Case 1:24-cv-00026-UNA, and one complaint was filed in the Superior Court of the State of Washington in and for King County, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaints name as defendants the Company and each member of the Company Board and the Elstein complaint also names as defendants AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. and is accompanied by a motion for an injunction. The complaints all generally allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts. The Peterson, Weiss and Malone complaints bring claims under the Exchange Act, asserting that (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The Elstein complaint brings claims under Washington law, asserting that (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaints are without merit.

In addition, as of this filing, the Company had received 13 demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints may be filed against the Company, the Company Board, Parent and/or AstraZeneca in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Parent and AstraZeneca will not necessarily announce such additional complaints.

The first and second paragraphs under the heading entitled “Item 8. Additional Information – Regulatory Approvals” on pages 48-49 of the Schedule 14D-9 are deleted and replaced with the following paragraphs:

Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on December 18, 2023. On January 17, 2024, Parent voluntarily withdrew the December 18, 2023 filing to provide the FTC with additional time for review, and refiled its HSR Notification Form on January 17, 2024.

On January 19, 2024, AstraZeneca furnished a Current Report on Form 6-K to the SEC relating to the voluntary withdrawal and refiling of the HSR Notification Form and announcing the extension of the Offer. The full text of AstraZeneca’s Current Report on Form 6-K is attached as Exhibit (a)(5)(M) to the Schedule 14D-9/A and is incorporated herein by reference.

Following the refiling of the HSR Notification Form, u~~U~~nder the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to a~~n initial~~ waiting period that will expire at 11:59 p.m., Eastern time, on February 16 ~~January 17~~, 2024, which is the date that is 30 days after such filing~~, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday~~. During the 30-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the ~~initial 30-day~~ waiting period. ~~Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period.~~ If the FTC or the Antitrust Division issues a Second Request~~s~~, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

Item 9.

Item 9 of the Schedule 14D-9/A is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Current Report on Form 6-K furnished by AstraZeneca PLC, dated January 19, 2024 (incorporated by reference to the Current Report on Form 6-K furnished by AstraZeneca PLC to the SEC on January 19, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Icosavax, Inc.

By: /s/ Thomas Russo
Name: Thomas Russo
Title: Chief Financial Officer

Dated: January 19, 2024